BY FACSIMILE AND EDGAR TRANSMISSION
December 18, 2006
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Artes Medical, Inc. Registration Statement on Form S-1 (File No. 333-134086)
Dear Sirs:
Pursuant to Rule 461 of Regulation C of the Securities Act of 1933, as amended, the undersigned, on behalf of itself, and Lazard Capital Markets LLC, as representatives of the underwriters, hereby join in the request of Artes Medical, Inc. (the “Company”) that the effective date for the above-referenced registration statement be accelerated so that it will be declared effective by 4:00 p.m. (Eastern Standard Time), on December 19, 2006, or as soon thereafter as practicable.
Pursuant to Rule 460 under the Securities Act, we advise you that copies of the preliminary prospectus, dated November 27, 2006, relating to the above-referenced offering have been distributed as follows during the period of November 27, 2006 through December 18, 2006:

4963	total copies distributed;
1250	copies to prospective underwriters
1375	copies to institutional investors; and
2338	copies to others.
We also wish to advise you that the underwriters have complied with and will continue to comply with the requirements regarding the distribution of preliminary prospectuses and final prospectuses set forth in Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
Very truly yours,
COWEN AND COMPANY, LLC

By:	/s/ Graham Powis

Name:	Graham Powis
Title:	Managing Director and Head of Equity Capital Markets